UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13G (A)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)(1)

Vicon Industries Inc.
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(Name of Issuer)

Common stock
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(Title of Class of Securities)

925811101
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(CUSIP Number)

December 31, 2008
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(Date of Event Which Requires Filing of this Statement)

     Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[x_] Rule 13d-1(b)
[_] Rule 13d-1(c)
[_] Rule 13d-1(d)

(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
    The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 925811101
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1. NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

Bridgeway Capital Management, Inc. 76-0409332
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2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See
instructions)

N/A
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3. SEC USE ONLY

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4. CITIZENSHIP OR PLACE OF ORGANIZATION

Texas
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NUMBER OF	5.	SOLE VOTING POWER

SHARES		95,026 **See Note 1**
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BENEFICIALLY	6.	SHARED VOTING POWER

OWNED BY		None
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EACH	7.	SOLE DISPOSITIVE POWER

REPORTING		95,026 **See Note 1**
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PERSON	8.	SHARED DISPOSITIVE POWER

WITH:		None
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9. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
95,026	**See Note 1**
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10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
SHARES (See instructions)

N/A
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11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

2.04%
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12. TYPE OF REPORTING PERSON (See instructions)
IA
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Item 1(a).	Name of Issuer:
Vicon Industries Inc.
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Item 1(b).	Address of Issuer's Principal Executive Offices:
89 Arkay Drive, Hauppauge, NY 11788
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Item 2(a).	Name of Person Filing:
Bridgeway Capital Management, Inc.
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Item 2(b).	Address of Principal Business Office, or if None,
Residence:
	5615 Kirby Drive, Suite 518	Houston, TX 77005
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Item 2(c).	Citizenship:
Texas
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Item 2(d).	Title of Class of Securities:
Common stock
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Item 2(e).	CUSIP Number:
925811101
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Item	3. If This Statement is Filed Pursuant to Rule 13d-1(b), or

13d-2(b) or (c), Check Whether the Person Filing is a:

     (e) [X] An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).

Item 4. Ownership.

     Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:
	95,026	**See Note 1**
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(b)	Percent of class:
2.04%
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(c)	Number of shares as to which such person has:
(i) Sole power to vote or to direct the vote 95,026 **See

Note 1**,

(ii)	Shared power to vote or to direct the vote None,
(iii)	Sole power to dispose or to direct the disposition of

95,026	**See Note 1**,

	(iv)	Shared power to dispose or to direct the disposition of
None.

**Note 1** Bridgeway Capital Management, Inc. (“Bridgeway”), an investment adviser registered under Section 203 of the Investment Advisers Act of 1940, furnishes investment advice to various investment companies and unit investment trusts registered under Section 8 of the Investment Company Act of 1940 and to certain separate accounts (collectively referred to herein as “Managed Portfolios”). In its role as investment adviser or manager, Bridgeway possesses voting and/or investment power over the securities of the Issuer described in this schedule that are owned by the Managed Portfolios, and may be deemed to be the beneficial owner of the shares of the Issuer held by the Managed Portfolios. However, all securities reported in this schedule are owned by the Managed Portfolios. Pursuant to Rule 13d-4 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), Bridgeway disclaims beneficial ownership of such securities. In addition, the filing of this schedule shall not be construed as an admission that the reporting person or any of its affiliates is the beneficial owner of any securities covered by this Schedule 13G for any other purposes than Section 13(d) of the Exchange Act.

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities check the following:

[ X ]
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Item 6.	Ownership of More Than Five Percent on Behalf of Another
Person.
NA
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Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

     NA --------------------------------------------------------------

Item 8. Identification and Classification of Members of the Group.

NA
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Item 9.	Notice of Dissolution of Group.
NA
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Item 10.	Certification.

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

BRIDGEWAY CAPITAL MANAGEMENT, INC.

January 16, 2009
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(Date)

/s/ LINDA GIUFFRE
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(Signature)

Linda Giuffré
CCO, Bridgeway Capital Management, Inc.
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(Name/Title)